Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                            April 25, 2014

VIA EDGAR
---------


Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: AllianceBernstein Cap Fund, Inc. (AllianceBernstein Emerging Markets Core Portfolio, AllianceBernstein Emerging Markets
           Growth Portfolio and AllianceBernstein Mid Cap Growth Portfolio) Post-Effective Amendment No. 145
           File Nos. 2-29901 and 811-01716
           -----------------------------------------------------------------

Dear Ms. O'Neal Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Emerging Markets Core Portfolio ("Emerging Markets Core"), AllianceBernstein Emerging Markets Growth Portfolio ("Emerging Markets Growth") and AllianceBernstein Mid Cap Growth Portfolio ("Mid Cap Growth") (each a "Fund" and collectively the "Funds"), as provided orally to Joanne A. Skerrett of this office on March 27, 2014. The Staff's comments and our responses are discussed below.

Prospectus
----------

Summary Information (All Funds)
-------------------------------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A shares is not charged to a typical investor and only applies when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We will not revise footnote (a) or the table in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:   The line item in the table is intended to highlight a fee that is not charged by the Funds in contrast to other Funds with such a fee.
            The Funds wish to retain this disclosure.

Comment 3:  Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
            Please confirm that any Acquired Fund Fees and Expenses will be reflected in the table.

Response:   The Funds do not expect Acquired Fund Fees and Expenses to exceed one basis point and will not include such expenses in the Fees and Expenses tables.

Comment 4:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:   The Funds confirm that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 5:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: With respect to footnote (d), please delete the last sentence that explains the additional fee waiver. Such waivers are not permitted to be shown in the Fees and Expenses table.

Response:   While we do not agree that the sentence cannot be included in a footnote to the Fees and Expenses Table, as the waiver is not shown in the table itself, we will nonetheless move the sentence to another section of the Prospectus.

Comment 6.  Examples - Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the contingent deferred sales charge ("CDSC").

Response:   We will revise the Examples tables to reflect the increased expenses caused by the CDSC.

Comment 7:  Principal Strategies: Please describe in this section all of the derivatives instruments the Funds intend to use to carry out their investment objectives and the risks of such investments.

Response:   All derivative instruments the Funds intend to use as a principal investment strategy have been disclosed. The Prospectus will not be revised in response to this comment.

Comment 8:  Principal Strategies: Please provide disclosure in the Principal
            Strategies section stating that each Fund is non-diversified.

Response:   We will revise the Principal Strategies sections in response to this comment.

Emerging Markets Core
---------------------

Comment 9:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement Class I and Class Z: Please revise the fee waiver to zero for these share classes because the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement is less than the $1.70 fee maximum.

Response:   The discrepancy between the table and the footnote is the result of a transcribing error and the footnote will be corrected.

Emerging Markets Core and Emerging Markets Growth
-------------------------------------------------

Comment 10: Principal Strategies: Please inform the Staff how much of each
            Fund's assets will be invested in emerging markets derivatives and how such derivatives will be valued for purposes of the 80% Test.

Response:   Emerging markets derivatives are not included among the Funds'
            principal investment strategies. It is expected that the Funds' exposure to emerging markets will be achieved predominantly through the equity securities themselves and not through derivative instruments. However, to the extent derivatives provide exposure to emerging markets, the notional amount of such derivatives will be used for purposes of the 80% Test.

Mid Cap Growth
--------------

Comment 11: Principal Strategies: Explain to the staff the appropriateness of using a market capitalization range of between $1 billion and $21 billion for the mid-sized companies in which the Fund will invest. The Russell MidCap Growth Index currently provides a narrower range for such companies. Please consider a narrower range and provide the current range of the Russell MidCap Growth Index in your response.

Response:   We will revise the disclosure so that the minimum and maximum market capitalizations of the Russell Midcap Growth Index are used as the minimum and maximum sizes of a company that can be considered mid capitalization for purposes of the Fund. (This range was between approximately $2 billion and $22 billion as of May 31, 2013.)
            Accordingly, the $1 billion minimum capitalization has been deleted.
            The Fund believes it should have the ability to use the capitalization range of a commonly used mid cap index to determine whether a company is a mid cap company, as the Fund will seek to invest primarily in companies considered mid cap by the market generally, and the market's assumptions in this regard will change over time.

Additional Information About the Funds' Risks and Investments (All Funds)
-------------------------------------------------------------------------

Comment 12: If the Funds invest in credit default swap agreements ("CDS"), or intend to write CDS, please confirm to the Staff that, in case of default, the Funds will cover the full notional value of the CDS they write.

Response:   The Funds cover their position in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 13: Regarding total return swaps, please acknowledge to the Staff that each Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666") and that the SEC may issue further guidance on such transactions that could affect each Fund's operations.

Response:   The Funds acknowledge that they are familiar with the provisions discussed in Release 10666 and that further SEC guidance on total return swaps could affect the Funds' operations.

Comment 14: Please confirm to the Staff that all interest and expenses associated with short sales will be included in the Fees and Expenses table.

Response:   Interest and expenses associated with short sales are not expected to constitute more than a half basis point of the Funds' expenses and will not be included in the Fees and Expenses tables.

Performance of Similarly Managed Accounts
-----------------------------------------

Comment 15: Please confirm to the Staff that only entire accounts are being included in the prior performance.

Response:   In certain instances, a segment of a registered investment company or other pooled investment vehicle ("Vehicle") may be managed by the portfolio managers of a Fund consistent with the investment strategies of the Fund, while other segments of the Vehicle may be managed by other persons pursuant to a different strategy or strategies. These clearly defined segments are treated as separate
            "accounts" by the Adviser for accounting, performance reporting and similar purposes, and the Adviser believes that it would not be appropriate to exclude the performance of these "accounts" from the Similarly Managed Account performance information. We will, however, delete the reference in the Prospectus to "portions" of investment vehicles because the disclosure could be viewed as indicating that less clearly defined account segments are also included in the performance data presented.

Comment 16: Please confirm to the Staff that no other Similarly Managed Accounts managed by the Adviser were omitted from the prior performance.

Response:   This is to confirm that the prior performance includes all fee-paying Similarly Managed Accounts managed by the Adviser.

Comment 17: Please confirm to the Staff that any existing differences among the investment objectives, policies and strategies of the Similarly Managed Accounts used to show prior performance do not change the conclusion that the Similarly Managed Accounts are substantially similar.

Response:   This is to confirm that any differences among the investment objectives, policies and strategies of the Similarly Managed
            Accounts used to show prior performance do not change the conclusion that the Similarly Managed Accounts are substantially similar.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Joanne A. Skerrett
                                                    -------------------------
                                                        Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.